Mail Stop 4561

								November 29, 2005

Room 4561


Kevin M. Stunder
President
Madison Explorations, Inc.
525 Seymour Street, Suite 807
Vancouver, BC, CANADA V6B 3H7


	Re:	Madison Explorations, Inc.
		Amendment No. 1 to Form 10-SB filed November 4, 2005 Form 10-QSB for September 30, 2005
      File no. 0-51302


Dear Mr. Stunder:

      We have reviewed your amended Form 10-SB and Form 10-QSB and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General
1. With respect to our previous comment 1 of our letter dated June
9,
2005, we note your revisions. Please continue your revisions as there are still various areas in the document where you discuss Canadian dollars without providing a translation to United States dollars.

Part I
Item 1. Description of Business
2. Your attention is directed to prior comment 1 of our June 21,
2005
letter. Please more fully identify Echo Resources, which was granted
an option in your "Bulls Eye" property. Advise how you became familiar with Echo Resources with whom you have entered into two significant agreements.
3. In the fifth paragraph on page 3, you state you signed an acquisition agreement on June 16, 2005. However, the agreement appears to have been consummated in 2004. Also, in other areas of the document you discuss an acquisition agreement dated June 16, 2004. Please revise the document to provide consistent information throughout.
4. In the last paragraph on page 3, you state "[i]f Echo Resources
Inc. pays the $44,000...."  Based on the financial statements, it appears that Echo has already paid the $44,000 as of December 31, 2004. Revise the disclosure or explain to us your accounting treatment for the $44,000.
5. In the second paragraph on page 4 you state you recorded the $50,000 received for the Bronco property interest as a deposit. Revise to clarify that the deposit is reflected as a liability on the balance sheet.

Acquisition Agreement
6. Your attention is directed to prior comment 4 of our June 21,
2005
letter, as previously requested, disclose how much Mr. Fu and Dr. Montgomery purchased the Scout Lake Property for and that the Acquisition Agreement requires Madison to loan the mine development costs to be borne by Dr. Montgomery and Mr. Fu.
7. In the second paragraph on page 5, you discuss certain properties that were claimed in April of 2002 and July of 2004. Revise to provide the names of these properties.

Exploration Program
8. Please put the references to Fort al Corne District and the Wood
Mountain District in context. We understand that your focus will now be on the Wood Mountain District, specifically the Val Marie area.

Item 2. Plan of Operation
9. As previously requested by our prior comment 12 of our June 21, 2005 letter, please discuss the costs associated with being a publicly reporting company. We note your disclosure that your officers and directors have agreed to pay all costs and expenses associated with being a public company. We note that these costs are in addition to the significant costs associated with your exploration projects. As previously requested, please disclose the consequences to investors if you fail to satisfy your reporting obligations.
10. With respect to your geological report furnished supplementally, please advise why the report is dated July 2005, a date after the filing of the initial Form 10-SB filing.

Item 5. Directors, Executive Officers, Promoters and Control
Persons
11. Provide supplemental support for the statements that Mr. Stunder has been awarded "International honors for technology projects under his direction" and that Dr. Montgomery is a "recognized diamond specialist having worked on several diamond and mining projects around the World." Identify the Swiss firm for which Mr. Haskins worked as the CFO and Executive Director.

Financial Statements

Note 3 - Mineral Claims

Scout Lake, page F-10
12. In this footnote, you state that the company must spend certain amounts on exploration work by October 1, 2005 and by July 1, 2006.
These dates do not agree to the dates of May 31, 2006 and May 31, 2007 as disclosed in "Acquisition Agreement" on page 4 (and per the amended agreement dated September 1, 2005). Please revise the footnote to include the most current information practicable.

Herbert Anomaly (aka Bulls-Eye Target), page F-10
13. You state, "[a]fter six months, Echo will be required to fund
50%
of any exploration work".  Revise to disclose the date by which
Echo
must fund the exploration work, as noted in "Description of
Business"
on page 4.  Revise to clarify if the company must refund the
$44,000
payment made by Echo if they decide not to fund the exploration. Revise to disclose all material terms and conditions of the agreement in the notes to the financial statements.

Note 4- Related Party Transactions, page F-11

14. In "Exploration Program" on page 5, we note your discussion of the fees paid to Montgomery Consultants Ltd., a related party.
Revise to disclose the dollar amounts of all related party transactions for each of the periods for which statement of operations are presented, where material. Refer to SFAS 57.

Interim Financial Statements, page F-1
15. Revise the interim financial statements and notes thereto to conform to any applicable changes to the annual financial statements.
Also, revise the Forms 10-QSB as of June 30, 2005 and September
30,
2005 and the notes thereto to conform to the applicable changes to the annual and interim financial statements as applicable.

Statement of Operations, page F-2
16. You need only present interim financial statements for the year-to-date periods in a registration statement. Revise to delete the quarterly statements of operations for the three months ended June 30, 2005 and 2004 and reference to the three month period in the notes to the financial statements. Refer to Item 310(b) of Regulation S-B.

Statement of Cash Flows, page F-3
17. You provide statement of cash flow information for the period of
"Dec. 3, 1998 (inception) to June 30, 2005". Revise to present cash flow information for the period of June 15, 1998 to June 30, 2005, as
June 15, 1998 appears to be the correct inception date.

Note 3 - Accounting Pronouncements, page F-7
18. Revise your footnotes to disclose the impact that SFAS 153 will have on your financial position and results of operations when such standard is adopted. Refer to SAB Topic 11.M.

Form 10-QSB as of September 30, 2005

General
19. Explain why you have included a management certification of Mr.
Haskins, your Treasurer.

Statement of Operations, page F-2
20. It appears that the statement of operations for the three months and six months ended September 30, 2004 include the activity for the three months and six months ended September 30, 2005 and vice versa.
Please revise the statements so that they reflect the transactions from the appropriate periods.

Plan of Operation
21. Explain why you included disclosure of the new shell company rules.

Item 4. Controls and Procedures
22. Your disclosure must conform to the requirements of Item 307 of
Regulation S-B. Please ensure that you either include the definition of controls and procedures in 13a-15(b). Clarify that Mr. Haskins is your chief financial officer.

Closing

      You may contact Babette Cooper at (202) 551-3396 or Terence
O`Brien, the Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments regarding the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director
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Kevin M. Stunder
Madison Explorations, Inc.
November 29, 2005
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